Exhibit (a)(5)(F)

PARETEUM EXTENDS TENDER OFFER FOR ALL OUTSTANDING SHARES OF IPASS

Posted On: January 14, 2019

PARETEUM EXTENDS TENDER OFFER FOR ALL OUTSTANDING SHARES OF IPASS

NEW YORK ― Jan. 14, 2019 ― Pareteum Corporation (Nasdaq: TEUM), a cloud software platform company, announced today that it has extended the offering period of its previously announced tender offer to purchase all outstanding shares of iPass Inc. (Nasdaq: IPAS), a provider of global mobile connectivity, and location and performance data, due to unexpected government closure causing delays with Pareteum’s registration statement. The tender offer is being made pursuant to the Agreement and Plan of Merger (the “Merger Agreement”), dated as of November 12, 2018, by and among Pareteum Corporation (“Pareteum”), iPass Inc. (“iPass”) and TBR, Inc., a wholly-owned subsidiary of Pareteum (“TBR”). The tender offer is now scheduled to expire at 5:00 pm, New York City time, on February 12, 2019, unless the tender offer is extended or earlier terminated, in either case pursuant to the terms of the Merger Agreement.

Continental Stock Transfer & Trust, the depository for the tender offer, has advised Pareteum and iPass that as of 5:00 p.m., New York City time, on January 11, 2019, 4,949,254 shares representing approximately 58.7% percent of the outstanding iPass shares have been validly tendered pursuant to the tender offer and not properly withdrawn.   iPass shareholders who have already tendered their shares of iPass do not have to re-tender their shares or take any other action as a result of the extension of the expiration date of the tender offer.

Extension of the tender offer is due to the partial shutdown of the United States Federal Government, and completion of the tender offer remains subject to additional conditions described in the tender offer statement on Schedule TO filed by TBR and Pareteum with the U.S. Securities and Exchange Commission (the “SEC”) on December 4, 2018 (as amended and supplemented, the “Schedule TO”).

Morrow Sodali is acting as information agent for the tender offer. Requests for documents and questions regarding the tender offer may be directed to Morrow Sodali toll free at (800) 662-5200.

About Pareteum:

Millions of subscribers are connected around the world using Pareteum’s Global Cloud Platform for communications, improving experiences in their lives and businesses. Pareteum’s Global Cloud Platform unleashes the power of applications and mobility services, bringing secure, ubiquitous, scalable and seamlessly available voice, video, and data services for our customers, making worldwide communications facilities easily accessible to everyone. Serving enterprises, telecommunications infrastructure providers, communications service providers, early stage innovators and developers, Pareteum envisions our world, each day, imagining what will be, and delivering now.

For more information please visit: www.pareteum.com.

Cautionary Note Concerning Forward-Looking Statements

Certain statements made herein, including, for example, information regarding the proposed transaction between Pareteum and iPass, the expected timetable for completing the transaction and the potential benefits of the transaction, are “forward-looking statements.” These forward-looking statements reflect the current analysis of existing information and are subject to various risks and uncertainties. As a result, caution must be exercised in relying on forward-looking statements. Due to known and unknown risks, actual results may differ materially from expectations or projections.

The following factors, among others, could cause actual results to differ materially from those described in these forward-looking statements: the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement; the outcome of any legal proceedings that have been or could be instituted against iPass or its directors or Pareteum related to the merger agreement; the possibility that various conditions to the consummation of the Pareteum exchange offer and merger may not be satisfied or waived, including obtaining the consent of iPass’ secured lender Fortress Credit Corp.; uncertainty as to how many shares of iPass common stock will be tendered into the Pareteum exchange offer and not withdrawn; the risk that the Pareteum exchange offer and merger will not close within the anticipated time periods; the effects of local and national economic, credit and capital market conditions on the economy in general, and other risks and uncertainties described herein, as well as those risks and uncertainties discussed from time to time in other reports and other public filings with the SEC, including, but not limited to, those detailed in iPass’ Annual Report on Form 10-K for the year ended December 31, 2017 and iPass’ most recent quarterly report filed with the SEC, and Pareteum’s Annual Report on Form 10-K for the year ended December 31, 2017 and Pareteum’s most recent quarterly report filed with the SEC. The forward-looking statements contained herein are made only as of the date hereof, and the company undertakes no obligation to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

Additional Information and Where to Find It

This document relates to a pending business combination transaction between Pareteum and iPass. The exchange offer referenced in this document has not yet been consummated. This document does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. Pareteum has filed a registration statement on Form S-4 related to the transaction with the SEC on December 4, 2018, as amended on December 21, 2018 and January 11, 2019, and may file additional amendments thereto. Pareteum and TBR filed the Schedule TO (including a prospectus/offer to exchange, a related letter of transmittal and other exchange offer documents) on December 4, 2018, as amended on December 10, 2018, December 21, 2018 and January 4, 2019, and will file additional amendments thereto. iPass has filed a recommendation statement on Schedule 14D-9 with the SEC on December 4, 2018, as amended on December 13, 2018 and December 14, 2018, and will file one or more additional amendments thereto. iPass and Pareteum have filed and may also file other documents with the SEC regarding the transaction. This document is not a substitute for any registration statement, Schedule TO, Schedule 14D-9 or any other document which iPass or Pareteum may file with the SEC in connection with the transaction. Investors and security holders are urged to read the registration statement, the Schedule TO (including the prospectus/offer to exchange, related letter of transmittal and other exchange offer documents), the recommendation statement on Schedule 14D-9 and the other relevant materials with respect to the transaction carefully and in their entirety when they become available before making any investment decision with respect to the transaction, because they will contain important information about the transaction. Such materials (and all other offer documents filed with the SEC) will be available at no charge on the SEC’s Web site: www.sec.gov.

Pareteum Investor Relations Contacts:
Ted O’Donnell
Chief Financial Officer
+1 (212) 984-1096
InvestorRelations@pareteum.com

Stephen Hart
Hayden IR
+1 (917) 658-7878

Carrie Howes
Rayleigh Capital
European- Global IR
+1 (416) 837-0075

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